SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

       Information Statement Pursuant to Rules 13d-1 and 13d-2
              Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                     Payless Cashways, Inc.
                        (Name of Issuer)

               Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           704378-30-6
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   704378-30-6      13G                 Page 2 of 3 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Masco Corporation
    38-1794485

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
    (b) [ ]

3)  SEC USE ONLY


4)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5)   SOLE VOTING POWER
          0

     6)   SHARED VOTING POWER
          0

     7)   SOLE DISPOSITIVE POWER
          0

     8)   SHARED DISPOSITIVE POWER
          0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     None

12)  TYPE OF REPORTING PERSON
     CO

CUSIP No.    704378-30-6       13G          Page 3 of 3 Pages


      The following information amends the information contained in the Schedule 13G dated January 28, 1994, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Payless Cashways, Inc. (the "Company").

Item 4      Ownership.

      During 1994, the Series A Cumulative Convertible Preferred Stock, par value $1.00 per share, of the Company ceased to be convertible into shares of Common Stock.

Item 5      Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1995



MASCO CORPORATION


By /s/Gerald Bright
   Gerald Bright
   Vice President